Exhibit 10.4

CONFIDENTIAL

Brent Korb

Senior Vice President – Finance

Chief Financial Officer

June 18, 2013

Marty Ketelaar

1615 Lake Wilderness Lane

Kingwood, TX 77345

Dear Marty,

I am pleased to offer you the position of Vice President – Treasurer & Investor Relations for Quanex Building Products Corporation (Company), reporting directly to Brent Korb, Senior Vice President and Chief Financial Officer, effective on June 14, 2013. “Effective Date”). Responsibilities of this position will be consistent with what was discussed with you.

Your total compensation will include the following:

1.	Base Salary. Your base salary will be $7, 692.31 paid bi-weekly (annualized at $200,000.06).

2.	Annual Incentive Award (AIA). The current AIA target for your position is 40% of your base salary and a maximum of 80%. You will be pro-rated for the FY 2013 Award for the time served in the IR role (Management Incentive Plan) and the time served as an officer (AIA) noted above.

3.	Long Term Incentive Award (LTI). You will also be eligible to receive a Long Term Incentive Award in December 2013 based upon approval of the Compensation and Management Development Committee. Currently, the LTI target for your position is 70% of your base salary. The Long Term Incentive Award is comprised of grants from the Omnibus Incentive Plan that typically include a mix of options, restricted stock and Performance Units. The Performance Units have historically been based on the Company achieving a certain level of Earnings per Share growth and Relative Total Shareholder Return results against our peer group over a three year period.

4.	Promotional Restricted Stock Grant. You will receive 1,000 shares of the Company’s Restricted Stock the Effective Date of your employment. This stock will cliff vest on the third anniversary of the Effective Date. However in the event of a change in control, as defined in the 2008 QBP Omnibus Incentive Plan, you will become fully vested in your restricted stock award of 1,000 shares.

5.	Promotional Stock Option Grant. You will receive a Non-Incentive Stock Option Grant to purchase 4,000 shares of Quanex Building Products Corporation common stock for a per-share exercise price equal to the closing price on the Effective Date. The option grant will ratably vest in thirds on the first, second and third anniversary of the Effective Date. However, the option will become fully vested and exercisable in the event of a change in control, as defined in the 2008 Omnibus Incentive Plan.

6.	Deferred Compensation Plan. Pursuant to the terms of the Quanex Building Products Deferred Compensation Plan, you will have the opportunity to defer all or a portion of the compensation you receive under the incentive plans. You are not subject to income tax on the compensation you defer or the associated earnings until you actually receive a distribution under the Plan.

7.	Company Furnished Automobile. You may select a four door vehicle with a maximum company investment cost of $39,000. Insurance will be paid by the Company. You will be reimbursed for gasoline and maintenance costs.

8.	Officer Life Insurance. You will eligible for reimbursement of annual premiums for a Life Insurance policy of up to $750,000.

9.	Financial and Tax Counsel. You will be eligible to receive financial, tax and legal consulting services at Company expense up to a maximum of $3,000 per year.

10.	Vacation. You will be entitled to four weeks of paid vacation each calendar year.

11.	Change in Control. As an Officer of Quanex Building Products Corporation you will be eligible for protection under the provision of the Corporate Change in Control Agreement. A copy of the agreement is attached.

a.	The Change in Control Agreement provides for a “double trigger.” First a change in control of Quanex Building Products Corporation must occur. Generally a change in control would occur if an unrelated person purchased 20 percent or more of Quanex Building Products Corporation’s outstanding stock. Second, your employment must be terminated by the acquiring organization for other than cause, or you must resign for “good reason” as defined in the Change in Control Agreement.

b.	Examples of “good reason” defined in the Change in Control Agreement include: (1) when the common stock of Quanex Building Products Corporation or the entity into which Quanex Building Products Corporation is merged is no longer being actively traded on the New York Stock Exchange; and (2) the “relocation of the executive’s principal office outside the portion of the metropolitan area of the City of Houston, Texas that is located within the Highway known as ‘Beltway 8.’”

12.	Benefits. You will be eligible to continue participating in the Quanex Building Products Group Benefits Plan that you are currently enrolled, including the retirement benefit plans and be eligible for the Restoration Plan.

13.	Principal Office. The Quanex Building Products Corporation corporate headquarters, located at 1800 West Loop South, Suite 1500 Houston, Texas 77027 will be your principal office.

Your entitlement to any of the benefits outlined herein is contingent on your continued employment at the time. Your employment may be terminated by either you or Quanex Building Products Corporation at any time. This agreement is governed by the laws of the State of Texas.

Marty, I believe that you will help provide the leadership we need to meet our long-term goals. The Quanex leadership team enjoys a positive and effective working relationship. I look forward to your acceptance of this offer and to working with you.

Please sign your acceptance in the space below

Sincerely,

Brent Korb

Senior Vice President – Chief Financial Officer

Enclosures

ACCEPTANCE OF OFFER

Martin Ketelaar	Date